Exhibit 21.1

SUBSIDIARIES OF Charming Medical Limited

Subsidiaries	Place of Incorporation
Beautylab Group Medical Limited	British Virgin Islands
Choliya Limited	Hong Kong SAR
Dream International Trading (Hong Kong) Limited	Hong Kong SAR
My Beauty Technology Limited	Hong Kong SAR
Pilate International Trading Limited	Hong Kong SAR